SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*
(Amendment No.1)*

Horizon Global Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

44052W104
(CUSIP Number of Class of Securities)

Michael O’Donnell, Esq.
Atlas FRM LLC
100 Northfield Street
Greenwich, Connecticut 06830
Telephone: (203) 622-9138
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:
Steven A. Seidman, Esq.
Mark A. Cognetti, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(212) 728-8000

December 20, 2018
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44052W104	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,206,893(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,206,893(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,206,893(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.79%(2)
14	TYPE OF REPORTING PERSON PN
(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned of record by such reporting person.
(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 25,112,239 shares of Common Stock outstanding as of November 3, 2018, according to the Form 10-Q filed by the Issuer with the SEC on November 8, 2018.

CUSIP No. 44052W104	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Lapetus Capital II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,206,893(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,206,893(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,206,893(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.79%(2)
14	TYPE OF REPORTING PERSON OO
(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned of record by such reporting person.
(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 25,112,239 shares of Common Stock outstanding as of November 3, 2018, according to the Form 10-Q filed by the Issuer with the SEC on November 8, 2018.

CUSIP No. 44052W104	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Atlas Capital GP II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,206,893(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,206,893(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,206,893(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.79%(2)
14	TYPE OF REPORTING PERSON PN
(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned of record by such reporting person.
(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 25,112,239 shares of Common Stock outstanding as of November 3, 2018, according to the Form 10-Q filed by the Issuer with the SEC on November 8, 2018.

CUSIP No. 44052W104	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources GP II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,206,893(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,206,893(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,206,893(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.79%(2)
14	TYPE OF REPORTING PERSON OO
(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned of record by such reporting person.
(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 25,112,239 shares of Common Stock outstanding as of November 3, 2018, according to the Form 10-Q filed by the Issuer with the SEC on November 8, 2018.

CUSIP No. 44052W104	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Andrew M. Bursky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,206,893(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,206,893(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,206,893(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.79%(2)
14	TYPE OF REPORTING PERSON IN
(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned of record by such reporting person.
(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 25,112,239 shares of Common Stock outstanding as of November 3, 2018, according to the Form 10-Q filed by the Issuer with the SEC on November 8, 2018.

CUSIP No. 44052W104	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON Timothy J. Fazio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,206,893(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,206,893(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,206,893(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.79%(2)
14	TYPE OF REPORTING PERSON IN
(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned of record by such reporting person.
(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 25,112,239 shares of Common Stock outstanding as of November 3, 2018, according to the Form 10-Q filed by the Issuer with the SEC on November 8, 2018.

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D filed on November 30, 2018, (the “Original Schedule 13D” and, as amended, the “Schedule 13D”), and relates to common shares, par value $0.01 per share (“Common Stock”), of Horizon Global Corporation (the “Issuer”). The Original Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 1. Capitalized terms used but not otherwise defined shall have the respective meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and restated as follows:
The 2,206,893 shares of Common Stock beneficially owned by the Reporting Persons were acquired in open market transactions. The Reporting Persons expended an aggregate of approximately $10,329,763.45 of their investment capital to acquire the shares of Common Stock reported as beneficially owned by them in this Schedule 13D.

Item 5.	Interest in Securities of the Issuer
Items 5 (a) and (b) of the Schedule 13D are hereby amended and restated as follows:
In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 2,206,893 shares of Common Stock, representing 8.79% of the outstanding shares.  This amount includes 2,206,893 shares of Common Stock held directly by Lapetus.
(i) Lapetus has shared voting and dispositive power over 2,206,893 shares of Common Stock held directly by Lapetus, representing 8.79% of the outstanding shares;
(ii) ACR II has shared voting and dispositive power of 2,206,893 shares of Common Stock held directly by Lapetus, representing 8.79% of the outstanding shares;
(iii) AC GP, by virtue of its status as the general partner of ACR II and certain other funds, has shared voting and dispositive power of 2,206,893 shares of Common Stock, representing 8.79% of the outstanding shares;
(iv) ACR GP, by virtue of its status as the general partner of AC GP, has shared voting and dispositive power of 2,206,893 shares of Common Stock, representing 8.79% of the outstanding shares;
(v) each of Messrs. Bursky and Fazio, by virtue of his status as a Managing Partner of ACR GP, has shared voting and dispositive power of 2,206,893 shares of Common Stock, representing 8.79% of the outstanding shares.
Each of the Reporting Persons expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the common stock of the Issuer owned of record by such Reporting Person.
Item 5(c) of the Schedule 13D is hereby supplemented with the following:
Set forth on Schedule I hereto is a description of transactions with respect to the Common Stock that have occurred since the filing date of the Original Schedule 13D.  All such transactions were effected in the open market, and per share prices do not include any commissions paid in connection with such transactions. Except as set forth on Schedule I, none of the persons named in response to paragraph (a) has effected any transaction in the Common Stock since the filing date of the Original Schedule 13D.

[Signatures on following page]

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2018	Lapetus Capital II LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Vice President

Dated: December 26, 2018	Atlas Capital Resources II LP

By: Atlas Capital GP II LP, its general partner

By: Atlas Capital Resources GP II LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: December 26, 2018	Atlas Capital GP II LP
By: Atlas Capital Resources GP II LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: December 26, 2018	Atlas Capital Resources GP II LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: December 26, 2018		/s/ Andrew M. Bursky
Andrew M. Bursky

Dated: December 26, 2018		/s/ Timothy J. Fazio
Timothy J. Fazio

Schedule I
Transactions Since Filing Date of Original Schedule 13D

Reporting Person	Trade Date	Shares Purchased (Sold)	Price
Lapetus Capital II LLC	12/11/2018	57,794	$1.8963[1]
Lapetus Capital II LLC	12/12/2018	63,203	$1.9068[2]
Lapetus Capital II LLC	12/13/2018	78,315	$1.7924[3]
Lapetus Cpaital II LLC	12/14/2018	25,688	$1.7400[4]
Lapetus Capital II LLC	12/20/2018	30,197	$1.5521[5]
Lapetus Capital II LLC	12/21/2018	133,200	$1.4708[6]
Lapetus Capital II LLC	12/24/2018	87,370	$1.3966[7]
Lapetus Capital II LLC	12/26/2018	52,478	$1.3820[8]

1 The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $1.74 to $1.96. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.
2 The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $1.83 to $2.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.
3 The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $1.73 to $1.93. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.
4 The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $1.72 to $1.78. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.
5 The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $1.54 to $1.57. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.
6 The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $1.42 to $1.63. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.
7 The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $1.35 to $1.46. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.
8 The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $1.34 to $1.45. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.